Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on July 7, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JULY 7, 2010
Daily News Brief
July 7, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs
TD BANK NEWS
1.	Lending Pullback Hurts The Smallest — NJ Biz
Despite an infusion of nearly $700 billion in taxpayer support through the Troubled Asset Relief Program, many banks have curtailed their small-business lending. [TD Bank’s Nicholas Miceli is quoted.]
2.	TD Bank Pushes Totally Flat Debit Cards — The Consumerist (blog)
Run your fingers over one of TD Bank’s new debit cards and you’ll notice something missing. There’s no embossed numbers. It’s not a fake, it’s the future: a completely flat debit card that can be issued right on the spot when you open an account at a local bank, with no waiting for it to arrive in the mail.
3.	DBRS Confirms TD Bank Ratings — Investment Executive
DBRS Ltd. has confirmed its ratings on Toronto-Dominion Bank at AA and R-1 (high), pointing primarily to the bank’s strong position in domestic retail banking.
4.	Reasons Why You May Want to Close a Bank Account or Two — Wallet Pop (blog)
Now that many major banks are getting rid of free checking accounts, it may be a good time to assess just how many banks accounts you have — and how much they may be costing you. [TD Bank’s Ryan Bailey is quoted.]
5.	Mann Earns Riverside Scholarship — TC Palm (FL)
Riverside National Bank, a division of TD Bank, recently awarded Sarah Mann of Vero Beach with a $1,000 college scholarship in the bank’s ninth annual College Scholarship Program. [TD Bank’s Patti Morris is quoted.]
6.	Can Buildings Help Keep You Healthy? — Queens Ledger (NY) [Same article appears in The Courier Times of PA]
We spend 90 percent of our lives indoors, according to the Environmental Protection Agency (EPA). A typical day can include traveling from home to work and back home again with a few periodic trips to schools, the grocery store, the bank, malls and entertainment venues.

We depend on our homes, offices, retail stores and other structures to keep us safe; but can buildings also help keep us healthy? [TD Bank’s Scott Hite is quoted.]
INDUSTRY NEWS
1.	FDIC Plots New Resolution Plan for Large Financial Firms — American Banker
The Federal Deposit Insurance Corp. is not waiting for regulatory reform’s enactment to develop plans for a new resolution system.
2.	Municipal Debt Levels Putting U.S. Banks at Risk as Local Budget Deficits Grow - Bloomberg News
Citigroup Inc., State Street Corp. and U.S. Bancorp are among U.S. banks whose municipal bond holdings have reached a 25-year high just as state budget deficits swell to $140 billion, the most since the start of the recession.
TD BANK NEWS
1.	Lending Pullback Hurts The Smallest Banking commissioner says loan practices must ease to help businesses By Martin C. Daks July 5, 2010 — NJ Biz
Despite an infusion of nearly $700 billion in taxpayer support through the Troubled Asset Relief Program, many banks have curtailed their small-business lending.
That fact hasn’t gone unnoticed in Trenton.
“We need to do everything possible to reverse this trend,” said Banking Commissioner Thomas B. Considine, but admitted it’s an uphill battle.
Small-business lending nationwide remains “severely constricted,” according to a March report from the Congressional Oversight Panel on TARP, which found “lending plummeted during the 2008 financial crisis, and remained sharply restricted throughout 2009.”
That must change, Considine said: “Small businesses are crucial to the economic recovery.”
Some banks, like JPMorgan Chase, are expanding their small-business loan operations. Chase said it loaned $2.1 billion to small businesses in the first quarter, up 31 percent from a year earlier; has hired 235 small-business bankers; and plans to hire 100 more by year-end. A “second review” process for initially rejected business loans has resulted in $113 million additional small-business loans, Chase said.
Allentown entrepreneur Jay Battisti is a small-business owner who hasn’t been able to land expansion capital. The third-generation company that his dad started, and which Battisti reworked as The Pork Roll Store, could expand if he could get a loan for new equipment, “but after a 60-year relationship with a large bank, we’re getting the brush-off,” he said.
Battisti said the small food-manufacturing firm that’s now run by his daughter needs new equipment to expand its product line, but he’s stymied by financing.

“We’ve got the market and we’ve got the plans,” he said. “Back in the old days, when our banker was independent, it was not a problem to get financing, even in tough times. But not anymore. Many banks don’t even respond when we submit a loan application.”
As Considine sees it, much of the problem is that recession-battered banks, prompted by federal regulators, “have tightened credit standards to unreasonable levels. That must change if we are going to have a sustainable economic recovery.”
He thinks many bank examiners are too quick on the draw, reclassifying some loans as nonperforming simply because the value of the collateral has declined too low — even if the borrower is still able to make the debt payments.
“Maybe the pendulum swung too far in one direction, but now it’s swinging too far the other way,” he said.
Considine also is asking banks to boost their loan-to-value ratios — the loan amount divided by the value of the asset it finances — from the current “draconian level of 60 percent to a more reasonable level, toward 70 percent — and if that works, maybe to 80 percent,” he said. “Of course, in the bubble days, LTVs all too often went beyond 100 percent, while risk evaluation remained cursory and underwriting standards were too loose.”
Considine also takes issue with the way collateral is valued. Looking at a “snapshot” of an asset as of a certain day doesn’t reflect its true worth, he said. “It might be better to average it over a period of time,” he said, “rather than looking at its peak or valley.”
He has the support of John E. McWeeney Jr., co-CEO of the New Jersey Bankers Association.
“Many banks, especially the smaller community banks, want to lend to small businesses, but bank examiners have been too aggressive about downgrading loans,” he said.
But McWeeney said banks aren’t entirely responsible for the decline in lending activity.
“We think that part of it is due to a lack of demand on the part of business borrowers,” he said. “Some business owners are apprehensive about taking on more debt right now. But we are seeing some pickup as companies that deeply trimmed their operations now seek to replenish their inventory.”
Regardless, Considine’s trying to win over regulators and bank examiners. That would be easier, he said, if other state banking commissioners banded with him to present a unified front — but that’s not happening yet. “Bank examiners have to consider the issues of their individual state,” he said. “Some of them aren’t on board ... but at least the discussions so far are fruitful.”
Not everyone agrees with Considine’s concerns about bank examiners.
“We’re lending in the 70 to 75 percent LTV range when appropriate, and we haven’t had any problems with bank examiners,” said Nicholas Miceli, the Bridgewater-based market president for TD Bank Central New Jersey. “We’re looking at borrowers’ bottom lines, but we’re also focused on their cost-cutting and revenue-enhancing efforts. We want to understand what they’ve been through in the past 18 months or so, and then evaluate the steps they’ve taken to respond to the conditions.”

Another banker also denied getting much heat from examiners: “We’ve heard from some banks that their examiners are overly aggressive, but our bank hasn’t been affected by it,” said Kevin Cummings, CEO of Investors Savings Bank. “We haven’t had any problems with our regulators. We continue to follow the prudent lending policies we always have, whether the economy is booming or not.”
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2.	TD Bank Pushes Totally Flat Debit Cards By Ben Popken July 6, 2010 — The Consumerist (blog)
Run your fingers over one of TD Bank’s new debit cards and you’ll notice something missing. There’s no embossed numbers. It’s not a fake, it’s the future: a completely flat debit card that can be issued right on the spot when you open an account at a local bank, with no waiting for it to arrive in the mail.
We covered this recently as part of another post but it’s so odd we thought it worth calling out on its own.
TD Bank introduced the cards in 2007 as a pilot program and seems to have recently pushed them out to ex-Commerce Bank locations and customers, which is how I noticed it when it came in the mail.
There’s really little reason for cards to be embossed these days because most transactions are done by swiping. I think the only times recently someone did a rubbing of my card was a jitney cab and Chinese food delivery boy.
Use your new TD Bank Visa® Debit Card every day, everywhere you shop.
TD Banknorth is First to Offer Customers Instant Access to Flat-Panel Debit Cards.
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3.	DBRS Confirms TD Bank Ratings Execution of bank’s U.S. retail and commercial banking strategy remains a challenge By James Langton July 6, 2010 — Investment Executive
DBRS Ltd. has confirmed its ratings on Toronto-Dominion Bank (TSX:TD) at AA and R-1 (high), pointing primarily to the bank’s strong position in domestic retail banking.
The rating agency said Tuesday that TD’s Canadian personal and commercial banking division generated $2.5 billion of net income in 2009 and is expected to continue to provide earnings stability. It notes that TD had a solid number one market share ranking in personal deposits and number two in lending in Canada.
“Its retail distribution network expansion, significantly longer hours of service relative to its peers and relentless drive to improve customer service index scores are critical to the bank’s franchise strength and have led to its successful growth in Canadian retail market shares, including credit cards, property and casualty insurance, small business and commercial banking,” it says.
DBRS also says that TD’s large retail operations contribute to its lower business risk profile than some of its peers.
Where there is some risk is in the bank’s U.S. expansion efforts. DBRS notes that TD has been back on the acquisition trail, buying The South Financial Group, and doing an FDIC-assisted acquisition of three Florida banks, although it says that neither of these deals had an impact on TD’s ratings.
“Longer term, DBRS believes successful execution of TD’s U.S. retail and commercial banking strategy will contribute positively to the bank’s business franchise as it begins to generate acceptable returns on invested capital for the bank and becomes a platform for further growth, albeit with a degree of risk. The execution, however, remains a challenge,” it says.
Moreover, it notes that the slowdown in the global economy has negatively affected loan loss provisions in the U.S. and Canadian retail banking segments. “Credit costs are expected to remain elevated in the near term but manageable relative to the TD’s earnings before loan losses and taxes,” it says.
Finally, DBRS says that while TD, and the other large Canadian banks, have increased their capital ratios, “potential changes to regulatory capital rules could negatively affect these ratios.” Nevertheless, it says that the bank has the ability to generate substantial levels of internal capital to offset the effect of these changes, which are likely to be put into effect in fiscal 2013.
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4.	Reasons Why You May Want to Close a Bank Account or Two By Geoff Williams July 6, 2010 — Wallet Pop (blog)
Now that many major banks are getting rid of free checking accounts, it may be a good time to assess just how many banks accounts you have — and how much they may be costing you.
There’s even a slight chance you might have more accounts than you realize. CESI Debt Solutions recently conducted a survey (so new that the survey isn’t online yet) that found that 15% of married couples will admit they have a bank account that their spouse doesn’t know about.
These days when it comes to bank accounts, less may be more. Here are several reasons why:
Bank fees. A handful of financial institutions, like Wells Fargo, have said that they’re going to stop offering free checking to new customers, and some places, like Bank of America, are reportedly considering some form of tiered checking (where you can have free checking if you minimize your trips into the branch) starting next year. (No plan has been formally announced yet.) So obviously if your bank starts charging a maintenance fee, it makes much more sense to have one or two accounts than six or seven.
More accounts can cause more confusion. “My head started to spin,” says Michael Kay, a certified personal finance adviser and the president of Financial Focus LLC, headquartered in Livingston, New Jersey, referring to a young couple advised. The couple, who were about to be married, each had their own account and then a joint account that they used for paying bills. “It may work well for some people, but moving this money from one account and switching it to another—that amount of manipulation and maintenance can get pretty complex.”
And expensive. Make a few mistakes moving that money around you’ll end up paying handsomely for the error. Should say a gasoline charge go through at a time when you thought you had more money in a particular account — but you forgot you transferred some funds — you could unleash a chain reaction of overdraft charges and insufficient fund penalties.
More accounts can lead to a higher risk of identity theft. That’s one of the conclusions of a recent Bankrate.com article. I have to admit, if you feel like you’re safe having one account in a bank, you should feel equally safe having two or three or more accounts. You never want to take stupid risks, but life’s too short to worry about every possible way you can be targeted by an identity thief.
There is the environmental factor. More accounts can lead to more paper statements. Well, unless you opt for electronic statements.
I have several checking accounts between my bank and credit union, and I could definitely eliminate one or two that aren’t doing much more than collecting cobwebs. But for the most part, I like that at my credit union, I can have one account dedicated solely to saving up for a vacation.
“Each customers needs are different, and some people definitely do better with several accounts than just one,” says Ryan Bailey, head of deposit of products at TD Bank.
But if you’re hanging onto multiple accounts out of nostalgia, you may want to think again. “Consolidating accounts can help you avoid fees or at least minimize the percentage impact of certain fees. It can also qualify you for better bank rates, especially on money market accounts. Meanwhile, with the FDIC deposit limit raised to $250,000 temporarily — and perhaps soon to be permanent — consumers can safely consolidate more money in accounts than ever before,” says Richard Barrington, CFA and primarily spokesperson at MoneyRates.com.
Financial Focus’s Michael Kay concurs. “People are looking for the simplest, easiest way of living their financial lives, so it doesn’t absorb all of their time and energy. So just for that reason alone, the fewer the accounts, the more simple financial management should be. You need to ask yourself: ‘What’s enough to do what needs to be done? If you can’t achieve your goals with one checking account and one savings account, then you expand them to meet your personal needs. But there should be a real good reason to have 12 accounts.”
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5.	Mann Earns Riverside Scholarship July 6, 2010 — TC Palm (FL)
Riverside National Bank, a division of TD Bank, recently awarded Sarah Mann of Vero Beach with a $1,000 college scholarship in the bank’s ninth annual College Scholarship Program.
Students attending either a two or four-year post-secondary school were eligible to apply. Mann was selected based on her academic goals, community service and written essay about why she feels she deserves the money.
“Our scholarship program is another example of Riverside’s commitment to the people of Vero Beach” said Patti Morris, SVP/Regional Manager. “Riverside, now a division of TD Bank, is dedicated to support education. We know this program will make a difference in the life of the scholarship recipient.”
Mann serves her community by being an active member of her church, doing weekly missionary work and teaching a religion class once a month. She participated in the first Indian River County Day of Service and has served at the Harvest Food and Outreach Center in Fort Pierce. Mann also volunteers at her children’s school whenever possible.
Mann plans to pursue a degree at Indian River State College, where she aspires to be a nurse.
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6.	Can Buildings Help Keep You Healthy? July 7, 2010 — Queens Ledger (NY) [Same article appears in The Courier Times of PA]
We spend 90 percent of our lives indoors, according to the Environmental Protection Agency (EPA). A typical day can include traveling from home to work and back home again with a few periodic trips to schools, the grocery store, the bank, malls and entertainment venues. We depend on our homes, offices, retail stores and other structures to keep us safe; but can buildings also help keep us healthy?
Recent EPA studies indicate that exposure to air pollutants may be two to five times higher indoors than outside. Air pollutants can affect all buildings equally and have many sources, including pets, tobacco products, gas cooking stoves, building materials, paints, cleaning products and pesticides. Exposure to air pollutants can lead to negative health effects like asthma, irritation of the eyes and throat, headaches, dizziness, fatigue and allergic reactions.
Although these circumstances are concerning, you can do many simple things to improve the indoor air quality you and your family are exposed to.
Also consider this “More and more retail businesses are assimilating ‘greener’ operations in order to satisfy rising consumer demands to go green,” says Scott Hite, chief architect at TD Bank. “As a result, consumers can choose to do business with retailers that build stores that provide good indoor air quality, make an investment in renewable energy and build sustainability to minimize their environmental footprint.”

Here are a few important things to consider
* Keep it smoke-free. At home, banish smoking indoors and if it hasn’t already been done, ask your boss to do the same at work. Consider doing business with retailers that don’t allow smoking inside or near their businesses in order to keep their customers safe from tobacco smoke, a harmful air pollutant.
* Consider LEED certification. Do your research to find businesses that have pledged to be carbon neutral and are building LEED certified stores. LEED, which stands for Leadership in Energy and Environmental Design, evaluates buildings for their overall performance in indoor environmental quality and four other environmental areas.
“There a number of retail businesses that have made commitments to building LEED certified structures,” says Hite. “At TD Bank, for example, we made a commitment to be carbon neutral and to build LEED certified green stores that will benefit our customers’ and employees’ overall health.”
* Avoid products with VOCs. Paints, sealers, adhesives and many other building products emit VOCs, volatile organic chemicals. Exposure to these chemicals can cause numerous health effects.
For your home and at work, choose products that have no or low VOCs. Retail businesses that are carbon neutral with green stores also use building materials with no or low VOCs in order to achieve LEED certification.
* Choose green cleaning. Harsh cleaning chemicals contribute to poor indoor air quality and can cause adverse health reactions. Instead, choose from a large variety of cleaning products with low toxicity levels. Wherever possible, also store chemicals and cleaning supplies in well ventilated areas.
Buildings can be healthy through a combination of good technology, the right products, and a healthy dose of good old common sense. Knowing which rules to enforce at home, which products to purchase and choosing retail businesses that are making strides to provide healthier indoor air quality for their customers, can prevent many potential health problems in the future.
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INDUSTRY NEWS
1.	FDIC Plots New Resolution Plan for Large Financial Firms By Joe Adler July 7, 2010 – American Banker
The Federal Deposit Insurance Corp. is not waiting for regulatory reform’s enactment to develop plans for a new resolution system.
Under the final reform bill, which the House approved last week and is expected to pass the Senate soon, the FDIC would for the first time be required to unwind large, systemically important banks and nonbanks to prevent the type of disorder caused by Lehman Brothers’ bankruptcy in 2008.
Even though another failure of a systemically vital firm is a distant possibility in the short term, the agency is required to issue several rules to ensure a new structure is up and running soon.
“This is not the kind of authority you want to wait until the last minute to exercise,” said V. Gerard Comizio, a partner at Paul, Hastings, Janofsky & Walker.
Key early tasks for the FDIC include providing market clarity for creditors on what they would receive, if anything, in a failure of a systemically important firm; designating certain FDIC officials to focus on the new resolution powers; and researching the companies the agency may have to unwind. The FDIC will also have to address issues associated with having two different resolution funds: one for banks and another for nonbanks.
Michael Krimminger, the deputy to the FDIC chairman for policy, said the agency has done “preliminary planning” in order not to be caught flat-footed once the implementation schedule begins. He said the sooner the market has clarity about what happens to a large firm when it fails, the better.
“We think it’s imperative to move quickly, simply because we can’t be in a situation in the future like we were in the fall of 2008. Then, things had to be done on a much more ad hoc basis than they ever should be, because no one had the statutory authority to resolve the largest nonbank firms,” Krimminger said.
The legislation, which is likely to be signed by the president this month, would require the establishment of the orderly resolution structure immediately after enactment.
“One of the first things they would need to do is develop an internal organization that is ready to deal with the new mandate,” said Satish Kini, a partner at Debevoise & Plimpton LLP.
Observers said the new regulations would have to lay out specifically how the agency plans to treat everything from financial contracts between counterparties, to customer accounts, to the transfer of assets to an acquirer.
“Unlike the bank receivership process, which is tried and true and there is a long history out there of how to handle things, this is completely new,” said Kevin Stein, a managing director in FBR Capital Markets and a former associate director in the FDIC’s resolutions division. “The legislation is like the blueprint. The FDIC would have to build a set of construction documents. From the construction documents, you then have to hire contractors, and then they have to build the foundation.”
The legislation requires the agency to try to harmonize the rules with the current insolvency procedures in the bankruptcy code.
In addition, the bill would grant the agency authority either to lead or participate in rule-writing with other regulators on more specific issues, including how receiverships would be terminated, joint rules with the Securities and Exchange Commission related to the liquidation of broker-dealers and regulations on how the agency could use funds to run a receivership.

The bill would allow the FDIC to borrow funds from the Treasury and pay them back through recovery sales and assessments on other systemically important firms. A separate rulemaking would establish the new assessment system.
Other parts of the bill require additional regulations, including a joint rulemaking with the Federal Reserve Board on standards for large firms to lay out their own resolution plan, or so-called living will.
How the agency will establish rules to pay off creditors is likely to be a source of significant debate, observers said.
Stein said there is currently no rule book for how a receiver would deal with a failed nonbank’s counterparties, and while transferring the core of a bank to a buyer is the agency’s bread and butter, assisted transactions for nonbanks are another story.
“There is a long history of how the FDIC deals with these items in a bank receivership, but there’s really no precedent and no model at the FDIC for the nonbank context,” Stein said. “They’re starting with the existing resolution process” for banks “and the bankruptcy code. It could take them a long time to put the framework in place.”
He added that while bank receiverships follow a rigid hierarchy of which liabilities are covered, it is unclear whether the FDIC would have a similar order for nonbanks. “The issue of the priority of claims has to be spelled out: can they handle assets and liabilities individually, can they cherry pick what they sell and what they hold back, and in what priority do they do it?” Stein said.
But the agency does have at least one advantage since nonbank receiverships would not entail any insured depositors.
Krimminger said that could give the agency some breathing room since there would be no statutory requirement that the agency provide relief beyond what it gets from resources inside the failed institution.
“Since you don’t have any guaranteed creditors — you don’t have the $250,000 to depositors — you’re much more likely to be able to recover all of the administrative expenses from selling the assets,” he said.
Others said the mix of assets and liabilities the agency would have to sort through is comparable to what it finds in failed banks.
“On the liabilities side you do have points of considerable distinction, where banks are mainly deposit-taking institutions and [companies] like Goldman Sachs would have nothing in the way of deposits. It’s funded with a variety of different borrowing sources,” said William Longbrake, a former vice chairman of Washington Mutual and FDIC chief financial officer, who is now an executive-in-residence at the University of Maryland.
“But even there, the FDIC does deal with those sources: subordinated debt and other debt instruments in banks, and asset-backed securities that were issued by the failed institution.”
Also on the agenda for implementing the new system is labeling exactly which institutions could fall into the FDIC’s hands.

“The first step has got to be: What’s the universe? Who’s potentially a ward of this new authority?” said William Isaac, a former FDIC chairman and now the chairman of Fifth Third Bancorp, who spoke for himself and not the bank. “I would be studying their financials and trying to figure out: What would be the challenge of taking one over?”
Observers said the process of designating firms as subject to the resolution authority would likely be intertwined with steps led by the Fed and new Financial Stability Oversight Council to identify companies covered by new systemic-risk regulations. Healthy systemically vital firms would have to submit to regulators a detailed plan of how they would wind down in a failure scenario.
“The FDIC will have a seat on the council, which may be helpful,” Kini said. “In addition, they will be involved in the process of crafting living wills, which will serve as a road map for the FDIC if they ever have to use the new authority under the statutory regime.”
But some observers said there is a risk in too much pre-planning. Comizio said that, while it is helpful to gather information about firms while they are healthy, the FDIC would need to be careful not to pigeonhole itself into one type of resolution plan.
“One of their main challenges is walking through the dance steps of resolution for the major types of nonbank financial institutions,” he said. “The FDIC doesn’t need to go into grim detail.”
The agency “would be doing itself a disservice to lock itself into any identified approaches right now,” Comizio said.
“They’re going to be given the authority, and then I think they need to give themselves enough flexibility under the law to basically proactively respond to a situation where they’re going to be called upon to exercise the authority.”
Many experts agreed the FDIC has likely already assigned staff to begin preparing proposals.
“My guess is they’ve already had a task force internally working on this,” Longbrake said. “They haven’t been sitting on their hands waiting for this bill to pass. ... They will have the ability once the bill is signed to make some preliminary statements.”
Yet the total permanent amount of staff required to run the new resolution operation would likely be small, he added, since takeovers of systemically important nonbanks would be uncommon.
“Generally, the way the FDIC runs the resolution authority is with a fairly small dedicated staff which they can expand or contract, depending on the number of actual resolutions they have to handle,” Longbrake said.
“I would expect a fairly small number of additional people. ... You don’t have anything that’s going to fall in their laps. You can still reach back into the agency’s resources that it already has in the legal area and the liquidation area and the resolutions area, and draw on that expertise that already exists.”

But the agency also faces the task of accounting for the resources it spends on running the nonbank unit, which are separate from the reserves held in the Deposit Insurance Fund used for resolving banks.
Under the bill, the agency would initially borrow funds from the Treasury and repay them from a separate account funded by assessments from the largest financial firms.
Krimminger said there is a precedent for the agency utilizing different pots of resources. The FDIC faced similar split accounting requirements when it resolved banks and thrifts separately out of the Bank Insurance Fund and the Savings Association Insurance Fund. (Congress merged the two funds under the 2006 deposit insurance reform law.)
Even today, resolution staffers working on a specific receivership must account for expenses and compensation from the funds available in that receivership.
“When our resolution staffs work on particular failures, they charge their time to those specific receiverships,” Krimminger said. “We are very scrupulous now about making sure that our work is charged to the right receivership. ... In the past, if you were working on something that was SAIF-oriented, you would charge it to the SAIF. If you were working on something for the Bank Insurance Fund, you charged it to the Bank Insurance Fund.”
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2.	Municipal Debt Levels Putting U.S. Banks at Risk as Local Budget Deficits Grow By Dakin Campbell July 6, 2010 — Bloomberg News
Citigroup Inc., State Street Corp. and U.S. Bancorp are among U.S. banks whose municipal bond holdings have reached a 25-year high just as state budget deficits swell to $140 billion, the most since the start of the recession.
Commercial lenders have added more than $84 billion to their holdings since 2003, according to the Federal Reserve, pushing total investments to $216.2 billion at the end of the first quarter. Bank regulators and ratings companies are ramping up scrutiny of banks most at risk of being forced to raise more capital should debt prices slide.
“There is a huge untold problem here,” said Walter J. Mix III, a former commissioner of the California Department of Financial Institutions who closed 30 banks during the last banking crisis in the 1990s. “The economics lead to the conclusion that there will be downward pressure on these bonds.”
At Cullen/Frost Bankers Inc., the biggest Texas lender, holdings of municipal debt exceeded Tier 1 capital, a key measure of a bank’s ability to absorb losses, by $491 million at the end of the first quarter, data compiled by Bloomberg show. For State Street, based in Boston, the holdings make up 50 percent of Tier 1 capital. U.S. Bancorp, the Minneapolis lender, has a ratio of 28 percent. It’s 11 percent at Citigroup, the data show.
Default speculation drove municipal bond yields to a 13-month high relative to U.S. Treasuries in the first half of the year. Now, the Federal Deposit Insurance Corp. has asked analysts to look into the issue, according to spokeswoman Michele Heller.

The 9.5 percent U.S. unemployment rate and slump in property prices have slashed local governments’ ability to pay bills. Billionaire investor Warren Buffett, speaking at a June 2 hearing of the Financial Crisis Inquiry Commission in New York, predicted a “terrible problem” for municipal bonds. Buffett has said a U.S. state facing default may need a federal rescue.
Analysts and investors remain divided about the level of risk. Lenders hold just 8 percent of the $2.8 trillion state and local government debt market, and municipal bonds are only about 2 percent of total bank assets, according to the Fed.
“The open issue is whether it’s a slowly emerging train wreck,” said Jeff Davis, an analyst at Guggenheim Securities LLC, a unit of Guggenheim Partners LLC, whose executive chairman is former Bear Stearns Cos. CEO Alan D. Schwartz. “It’s hard to paint all general obligation and all revenue bonds with the same brush. The portfolios won’t go to zero.”
Municipal defaults are a slender risk, according to Moody’s Investors Service, which said in a February report that the investment-grade rate during the past four decades was 0.03 percent, compared with 0.97 percent for similar corporate issues. Investors eventually recoup an average of 67 cents on the dollar for defaulted municipal bonds.
While the historical default rate risk for municipal debt is below corporate obligations, sudden declines in prices have already created losses at some banks.
Citigroup had an unrealized loss of $1.8 billion in the third quarter of 2008, when the municipal market sank 3.8 percent, the biggest quarterly decline since 1994, company filings and Bank of America Merrill Indexes show. The loss was deducted from the firm’s equity.
“Citi’s exposure to the municipal market is of the highest quality,” Danielle Romero-Apsilos, a spokeswoman for the New York-based firm, said in a statement. “We conduct rigorous stress tests under a variety of scenarios and are comfortable with our position.”
Citigroup had the largest municipal holdings among the biggest banks, with $13.4 billion of state and local government bonds, according to FDIC call reports. Bank of America Corp. held $8.5 billion, Wells Fargo & Co. owned $7.6 billion and JPMorgan Chase & Co. held $4.5 billion. Each accounted for less than 8 percent of Tier 1 capital, according to the FDIC.
Bank of America, based in Charlotte, N.C., has made “significant progress” boosting capital and reducing risk-weighted assets, spokesman Jerry Dubrowski said. JPMorgan spokeswoman Jennifer Zuccarelli didn’t return a call for comment.
Wells Fargo, based in San Francisco, boosted its municipal holdings by more than $2 billion in the first quarter, data compiled by Bloomberg show. The investments are in municipalities “we know very well,” Chief Financial Officer Howard Atkins said on May 13.
State Street, the second-largest independent custody bank, owned $6.2 billion of state and local government debt at the end of March, the data show. State Street is “very comfortable” with its portfolio and has had no material credit issues, spokeswoman Carolyn Cichon said. At Minneapolis-based U.S. Bancorp, which owned $6.6 billion of municipal bonds, spokeswoman Jennifer Wendt also declined comment.

Cullen/Frost, which says it’s the only one of the 10 biggest Texas banks to survive the 1980s savings-and-loan crisis, is “extremely comfortable” with the municipal investments, CFO Phillip Green said in a July 1 interview.
The 142-year-old lender, based in San Antonio, bought $1 billion of municipal bonds in the 12 months through February, Green said that month. Most were issued by Texas school districts and insured by the state’s Permanent School Fund guarantee program, he said in last week’s interview.
Municipal debt gained 2 percent in the second quarter, underperforming Treasuries by 2.7 percentage points, according to Bank of America Merrill indexes. In 2009, state and local government debt rose 14.5 percent.
U.S. states are likely to face $140 billion in cumulative budget gaps in the coming year, according to the Center on Budget and Policy Priorities. Last year, 187 tax-exempt issuers defaulted on $6.4 billion of securities, the most since 1992, according to data from Distressed Debt Securities in Miami Lakes, Fla.
“It’s a market where it’s clear that the underlying fundamentals are lousy,” said Michael Aronstein, chief investment strategist at Oscar Gruss & Son Inc., a New York- based brokerage. “People can say fundamentals don’t matter but I’ve been doing this for 32 years. They do.”
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The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South

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The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF THE TORONTO-DOMINION BANK ON JULY 7, 2010
1. DBRS confirms TD Bank ratings Investment Executive
DBRS Ltd. has confirmed its ratings on Toronto-Dominion Bank (TSX:TD) at AA and R-1 (high), pointing primarily to the bank’s strong position in domestic retail banking. TD mentioned. See full story
2. CIBC lowers 5-year mortgage rate, matching changes by its rivals National Post
Canadian Imperial Bank of Commerce announced yesterday a reduction in its mortgage rates. Its benchmark five-year closed rate was to decline 10 basis points to 5.79%, effective today, matching changes recently made by Bank of Montreal, Royal Bank of Canada and Toronto-Dominion Bank. TD Canada Trust mentioned. See full story
3. TD Bank Pushes Totally Flat Debit Cards The Consumerist (blog)
Run your fingers over one of TD Bank’s new debit cards and you’ll notice something missing. There’s no embossed numbers. It’s not a fake, it’s the future: a completely flat debit card that can be issued right on the spot when you open an account at a local bank, with no waiting for it to arrive in the mail. TD Bank mentioned. See full story
4. First-time homebuyers in B.C. more likely to buy condos The Vancouver Sun
First-time homebuyers in British Columbia are opting for condominiums, not houses, unlike their counterparts in much of the rest of the country, according to a report by TD Canada Trust. Barry Rathburn (Mobile Mortgage Manager, TD Canada Trust) mentioned. See full story
5. City gets cash for carbon credits Guelph Mercury (ON)
The city has come across $1 million in found money. Mayor Karen Farbridge earlier this month signed an agreement to voluntarily sell carbon credits to the Greening Canada Fund, which purchased them on behalf of TD Bank and Bank of Montreal, two corporations which will use the credits to offset their carbon footprints in an effort to become carbon neutral. TD mentioned. See full story
6. Eco-friendly makeover at GSS Niagara This Week (ON)
Grimsby Secondary School (GSS) is planting a new look to the front of their school with some help from the community. TD Friends of the Environment Foundation mentioned. See full story
7. Le trio montréalais Parc X remporte le Grand Prix Jazz TD [The Montreal trio Parc X wins the TD Jazz Grand Prize] La Presse
L’an dernier, le jury était divisé sur tout sauf sur un point: le Parc X Trio avait «quelque chose», mais n’était pas encore «là». Et le jury a fait changer les règles du Grand Prix de Jazz TD (TD depuis cette année) pour que Parc X puisse se réprésenter au concours. [Last year, the jury was divided on everything except on one point: the Parc X Trio had “something”, but was not yet “there.” And the jury changed the rules of the TD Jazz Grand Prize (TD beginning this year) that can represent Parc X in the competition.] TD mentioned. Similar articles appear in 24 Heures (Montreal) and Québec Hebdo. See full story
8. Manulife shares given a downgrade National Post (Bloomberg)
CIBC World Markets downgraded shares of Manulife Financial yesterday and cut earnings estimates for Canada’s insurance sector, citing weaker equity markets and bond yields. See full story
9. La Banque Nationale devra verser 6 millions à ses clients [National Bank will pay $6 million to its clients] The Canadian Press
Il en coûtera 6 millions de dollars à la Banque Nationale du Canada pour avoir imposé à ses clients des frais d’utilisation pour certaines marges de crédit personnelles, un règlement qui ouvre toute grande la voie à une série de recours contre plusieurs institutions financières. [In regulation that opens wide the door to a series of appeals against several financial institutions, it will cost the National Bank of Canada six million dollars for imposing user fees on its customers for certain personal lines of credit.] See full story
10. Citi names new head in Canada The Globe and Mail (Streetwise blog)
It’s been a rough couple of years for Citigroup Inc. — and its Canadian operation has been no exception. See full story
11. Giant new ‘niche’ player in Canada National Post
The head of the world’s biggest bank held a news conference in Toronto yesterday to announce the launch of a Canadian subsidiary and to advise Canada’s banks that Industrial and Commercial Bank of China is here merely to build a niche market and not to eat their lunch. See full story
12. China’s AgBank sets richest IPO on record The Globe and Mail
When the Chinese government decided to begin taking its state-owned banks public nearly a decade ago — a move that would establish a new hierarchy among the world’s largest banks — it held one of them back. See full story
13. Le Québec et l’Alberta ouvrent leur jeu [Quebec and Alberta being their game] Le Devoir
Discrètement, le gouvernement du Québec et celui de l’Alberta ont transmis les premiers morceaux de leur argumentaire à la Cour d’appel du Québec, à qui ils demandent de se prononcer sur la constitutionnalité du projet fédéral visant à créer une commission pancanadienne de valeurs mobilières. [Discreetly, the Governments of Quebec and Alberta have provided the first pieces of their arguments to the Court of Appeal of Quebec, as they call upon to rule on the constitutionality of the federal plan aimed at creating a pan-Canadian securities commission.] See full story
14. Consumers will spend despite HST: Report Toronto Sun
Consumers stung by the HST may not be in the mood for much shopping right now but any negative long-term impact on their spending is likely to be quite moderate, a new TD Economics report says. Derek Burleton (VP and Deputy Chief Economist) quoted.. Similar article in BC Local News. See full story
15. Canada’s gravity-defying jobs spurt likely coming back to earth, say economists The Canadian Press
The key pillar of Canada’s recovery — the spectacular year-long jobs growth that had sustained the consumer economy — may finally be starting to crumble, analysts say. Derek Burleton quoted. Similar article in Toronto Sun. See full story
16. FINDING A BETTER WAY TO GET THINGS DONE The Globe and Mail
For the 2,800 technicians and engineers at IBM’s sprawling plant in the idyllic Eastern Townships, finding new and better ways to operate isn’t a luxury. It’s a necessity. Craig Alexander quoted. See full story
17. Cup success could give German economy a boost The Globe and Mail
When Germany takes to the field today in its World Cup semi-final game against Spain, most activity in the European economic powerhouse will shudder to a stop. Stores will be empty and some factories with evening shifts will change hours to accommodate workers watching the game. Richard Kelly (TD Economics) mentioned. See full story
Looking for TD’s view on articles about the bank or the financial industry? Visit TD News & Views for background on some stories of the moment that may come up in your discussions with customers, colleagues and friends.
Vous cherchez des opinions et des articles de la TD au sujet du secteur bancaire ou financier? Visitez Nouvelles et Opinions de la TD pour y trouver de l’information sur certains sujets d’actualité qui peuvent être évoqués dans vos discussions avec des clients, des collègues et des amis.
Full Stories

1. DBRS confirms TD Bank ratings
Investment Executive
07/07/2010
JAMES LANGTON
DBRS Ltd. has confirmed its ratings on Toronto-Dominion Bank (TSX:TD) at AA and R-1 (high), pointing primarily to the bank’s strong position in domestic retail banking.
The rating agency said Tuesday that TD’s Canadian personal and commercial banking division generated $2.5 billion of net income in 2009 and is expected to continue to provide earnings stability. It notes that TD had a solid number one market share ranking in personal deposits and number two in lending in Canada.
“Its retail distribution network expansion, significantly longer hours of service relative to its peers and relentless drive to improve customer service index scores are critical to the bank’s franchise strength and have led to its successful growth in Canadian retail market shares, including credit cards, property and casualty insurance, small business and commercial banking,” it says.
DBRS also says that TD’s large retail operations contribute to its lower business risk profile than some of its peers.
Where there is some risk is in the bank’s U.S. expansion efforts. DBRS notes that TD has been back on the acquisition trail, buying The South Financial Group, and doing an FDIC-assisted acquisition of three Florida banks, although it says that neither of these deals had an impact on TD’s ratings.
“Longer term, DBRS believes successful execution of TD’s U.S. retail and commercial banking strategy will contribute positively to the bank’s business franchise as it begins to generate acceptable returns on invested capital for the bank and becomes a platform for further growth, albeit with a degree of risk. The execution, however, remains a challenge,” it says.
Moreover, it notes that the slowdown in the global economy has negatively affected loan loss provisions in the U.S. and Canadian retail banking segments. “Credit costs are expected to remain elevated in the near term but manageable relative to the TD’s earnings before loan losses and taxes,” it says.
Finally, DBRS says that while TD, and the other large Canadian banks, have increased their capital ratios, “potential changes to regulatory capital rules could negatively affect these ratios.” Nevertheless, it says that the bank has the ability to generate substantial levels of internal capital to offset the effect of these changes, which are likely to be put into effect in fiscal 2013.
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2. CIBC lowers 5-year mortgage rate, matching changes by its rivals
National Post
07/07/2010
Pg. FP4
Canadian Imperial Bank of Commerce announced yesterday a reduction in its mortgage rates. Its benchmark five-year closed rate was to decline 10 basis points to 5.79%, effective today, matching changes recently made by Bank of Montreal, Royal Bank of Canada and Toronto-Dominion Bank. Desjardins Group, a smaller player operating in Quebec and Ontario, announced mortgage reductions yesterday in line with the bigger banks. As of yesterday afternoon, Bank of Nova Scotia was the only one of the five biggest commercial financial institutions with five-year closed mortgages as high as 5.89%.

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3. TD Bank Pushes Totally Flat Debit Cards
The Consumerist (blog)
07/07/2010
BEN POPKEN
Run your fingers over one of TD Bank’s new debit cards and you’ll notice something missing. There’s no embossed numbers. It’s not a fake, it’s the future: a completely flat debit card that can be issued right on the spot when you open an account at a local bank, with no waiting for it to arrive in the mail.
We covered this recently as part of another post but it’s so odd we thought it worth calling out on its own.
TD Bank introduced the cards in 2007 as a pilot program and seems to have recently pushed them out to ex-Commerce Bank locations and customers, which is how I noticed it when it came in the mail.
There’s really little reason for cards to be embossed these days because most transactions are done by swiping. I think the only times recently someone did a rubbing of my card was a jitney cab and Chinese food delivery boy.
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4. First-time homebuyers in B.C. more likely to buy condos
The Vancouver Sun
07/06/2010
FIONA ANDERSON
First-time homebuyers in British Columbia are opting for condominiums, not houses, unlike their counterparts in much of the rest of the country, according to a report by TD Canada Trust.
Thirty-seven per cent of British Columbians who had either bought a home in the past two years or planned to buy in the next two years said they had bought or intended to buy a condo, while there were only 21 per cent of respondents across the country who had bought or were looking at condos.
In B.C. 36 per cent of respondents had bought or hoped to buy a detached home, while across the country 58 per cent expected their first home to be a detached house.
“In B.C. it’s all about lifestyle and affordability,” said Barry Rathburn, manager of mobile mortgage specialists withTD CanadaTrust on Vancouver Island.
People who want a condo often want to be near work or have a water view, or other amenities that might not come with a house, Rathburn said. And the price of houses in places like Vancouver - where the benchmark price for a detached home in June was close to $800,000 — puts buying a house out of reach for many families.
Rathburn believes, however, that outside the major urban centres more homebuyers would be looking for houses. In Nanaimo, for example, first-time homebuyers are buying an equal mix of town houses and condos, and some are buying small houses, he said.
But no matter where you are buying, a condo “is a fabulous first home,” Rathburn said. “You get in at a reasonable cost, it’s close to rent and you have ownership.”
And then, after owning a condo and building up equity, buyers can think of their dream home, he said.
A lot of buyers make the mistake of wanting their first home to be their dream home, Rathburn said.
But saving up enough money for a down payment could take years. Even saving for five years — which 26 per cent of first-time homebuyers in B.C. said they did or plan to do — would mean saving about $30,000 every year for a decent down payment on a $500,000 or $600,000 house.
“How many people can save $30,000 a year?” Rathburn asks.
Rathburn also thinks it’s a bad idea to spend too much time saving to increase the down payment. Provided you have enough for a down payment, you should get into a home as soon as possible, he said.
Because while you’re saving, the value of homes is going up and interest rates are going up, Rathburn said.
“And you’re trying to save faster than those things are going up.”
So it turns into a game of catch-up, he said.
Some good news from the survey: British Columbians do their financial research, with 94 per cent learning about mortgage options before signing on the dotted line and 93 per cent getting pre-approved. But B.C. homebuyers are also the most concerned about being able to afford their homes if interest rates rise, with 70 per cent citing that as a worry, compared to 59 per cent nationally.
That worry may come from the fact that many buyers in recent years have opted for variable-rate mortgages which move with the Bank of Canada’s overnight rate, Rathburn said. But that’s not to say a variable mortgage, compared to a fixed-rate mortgage, isn’t the way to go. It depends totally on the preferences of the buyer, he said.
The online survey received 1,000 responses, 131 of them from B.C.
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5. City gets cash for carbon credits
Guelph Mercury (ON)
07/07/2010
GREG LAYSON
The city has come across $1 million in found money.
Mayor Karen Farbridge earlier this month signed an agreement to voluntarily sell carbon credits to the Greening Canada Fund, which purchased them on behalf of TD Bank and Bank of Montreal, two corporations which will use the credits to offset their carbon footprints in an effort to become carbon neutral.
Detailed terms of the deal weren’t released by either the city or the Greening Canada Fund, which is managed by Green Power Action. But both parties said the city will receive five annual instalments worth an estimated $1 million total.
How much money the city actually receives “really depends on how many credits we sell them each year. They let us know how many credits we need to supply them at the beginning of each year,” said Bill Shields, the city’s solid waste resources supervisor of governance and compliance.
The city obtained the credits by capturing methane gas from the Eastview landfill site and converting it into enough electricity to power an estimated 1,000 homes.
Methane gas is 20 times more powerful than carbon dioxide.
The city will likely use the money to upgrade technology at the Eastview landfill site.
“We haven’t exactly decided yet,” Shields answered when asked where the money will be spent. “But certainly the Eastview site is currently experiencing technical problems. So we’ll use some of the money to fix that.
“We’re just not getting the amount of gas we once thought we would be able to get.”
Shields said the more gas that’s captured, the more electricity is created. And that means more carbon credits earned and sold.
Carbon trading isn’t a regulated industry or compliance market in North America. U.S. lawmakers are currently grappling with exactly how to curb carbon emissions — a cap and trade method is an option, as is a national energy tax.
Without a regulated market or exchange — such as the proposed Chicago Climate Exchange — the measuring, pricing, buying and selling of carbon credits in North America is subjective.
“It’s a bit of an opaque market,” said Gerry Rocchi, CEO of Green Power Action and manager of the Greening Canada Fund. “In the absence of a compliance market, most carbon credits are selling for less than $10 per ton.”
University of Guelph environmental economist Ross McKitrick said even in a regulated cap and trade market, such as one that exists in Europe, the price for carbon credits “fluctuates from pennies to upwards of 30 euros.”
McKitrick called the voluntary deal between the city and banks “a symbolic gesture.”
“There’s no legal requirement to purchase credits of this kind,” McKitrick said. “It’s free money for the city. It’s really just a public relations gesture (by the banks).”
“The nature of the fund is aimed at the small but growing good corporate citizens who seek to reduce their own carbon footprint,” said Canada Greening Fund spokesperson Brian Smith.
McKitrick lauded the efforts of the banks and city but said carbon trading alone doesn’t do nearly enough to curb carbon dioxide emissions.
“If you look for something you can measure in terms of a thermometer, this is too small to show up,” McKitrick said. “If you’re hoping to demonstrate carbon trading can be done, good citizens can accomplish that.”
But McKitrick said much more stringent methods need to be in place in order to reduce emissions. And that costs money.
“Anything we can afford to do to reduce emissions is nibbling at the edges,” McKitrick said. “Carbon dioxide is very expensive to control. The only way to do that is to scale back fossil fuel consumption. And there’s no government in the world that thinks they’re prepared to bite that bullet.”

HOW IT WORKS
• City captures and uses methane gas to produce electricity
Engineers quantify tonnage of gas captured
City receives “carbon credits” for the gas captured in tons
City registers credits with carbon registry Coolaction.com
All carbon credits are given a serial number
Greening Canada Fund buys registered credits on behalf of investors TD Bank and Bank of Montreal
Banks “retire” or “cancel” the credits, which cannot be resold or reused, to offset carbon emissions created through flights, travel or other means
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6. Eco-friendly makeover at GSS
Niagara This Week (ON)
07/07/2010
ALEX SOMMERVILLE
Pg. 1
Grimsby Secondary School (GSS) is planting a new look to the front of their school with some help from the community.
On June 21, students from GSS along with 30 volunteers from the Niagara Environmental Corps, Niagara Research and Horticulture Studies Divisions came together for their third and final day of landscaping the front of the high school with various plants that are known to be found in the Grimsby and Niagara area.
Students from the high school paired up with a volunteer from Niagara College and scattered around the gardens to spruce up the front of the school in an effort to not only enhance the school’s appearance, but to also teach the students about the environment.
In addition to more than 100 volunteers, the three-day green up was made possible through the financial and in-kind support from sponsors like TD Friends of the Environment Foundation, Fairview Landscape and the Town of Grimsby.
Kerry Kennedy, Research Project Co-ordinator and Environment Co-ordinator of the Niagara Environmental Corps, showed excitement about the final day of work and wished to thank various organizations for their funding.
“The Town of Grimsby has been incredible with support, along with TD Friends of the Environment Foundation and Fairview Landscaping. We couldn’t have done all this work without their help,” said Kennedy.
Dave Wyatt, head of the science department at GSS, walked through the yard supporting the students working on the idea he had come up with a while ago.
“I had this idea to make the school eco-friendly about two and a half years ago. It’s not only beneficial for the school but for the community as well,” said Wyatt of the iniative.
The Grimsby Secondary School principal, Jim Heywood, was also on site to view the new additions to the school.
“It’s exciting,” said Heywood. “I’ve always had a vision to spruce up the front of the school, and after a lot of talking and planning, it’s finally happening.”
The project was formed by a design competition in Niagara College’s Landscape Technician program.
The plan includes low-maintenance native plant and tree species to create an educational space for students and community members. The design also removed compacted turf grass which increases absorption of rainwater and decreases storm water runoff to Forty Mile Creek.
“This project is unique in that it includes college students, high school students and volunteers who are dedicated to creating a healthy and educational environmental location,” said Kennedy.
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7. Le trio montréalais Parc X remporte le Grand Prix Jazz TD [The Montreal trio Parc X wins the TD Jazz Grand Prize]
La Presse
07/07/2010
DANIEL LEMAY
L’an dernier, le jury était divisé sur tout sauf sur un point: le Parc X Trio avait «quelque chose», mais n’était pas encore «là». Et le jury a fait changer les règles du Grand Prix de Jazz TD ( TD depuis cette année) pour que Parc X puisse se réprésenter au concours. Et gagner le Grand Prix de Jazz TD qui leur a été remis hier avant le concert du Dave Brubeck Quartet, en clôture du 31e Festival international de jazz de Montréal.
«On se proposait de lancer notre deuxième CD en décembre», sourit Gabriel Vinuela-Pelletier, le pianiste de Parc X (comme dans Parc Extension, le quartier du nord de Montréal). «Mais fallait trouver l’argent... Là, avec 50 heures de studio, on peut se concentrer sur la musique...» Approche qu’approuvent ses collègues Alex Lefaivre (contrebasse) et Mark Nelson (batterie).
«Parc X Trio, c’est quatre personnes», a expliqué Michael Bourne de la revue Downbeat, le président du jury. «Il y a trois musiciens plus cette quatrième personnalité collective qui les fait jouer comme une seul unité créatrice.» Le jury a donné le Prix Étoiles Galaxie (5000$) pour la meilleure oeuvre au tromboniste Darren Sigesmund pour Dance for Leila.
Les gars de Parc X, eux, ont aussi reçu 5000$, une proposition de licence pour un disque chez Effendi, une bonne maison, 50 heures au studio Karma et des invitations pour 2011 au FIJM, à Rimouski et à Zacatecas où ils ont bien hâte de se rendre.
Pour sa part, le multi-intrumentiste Don Thompson a reçu le prix Oscar-Peterson en reconnaissance de «sa contribution au jazz canadien et la qualité de son art». M. Thompson joue du piano, de la basse et des persussions en plus d’être un «maestro» du vibraphone. Originaire de Vancouver, cette icône du jazz canadians’est surtout fait connaître aux côtés du virtuose de la guitare jazz Sonny Greenwich et du saxo Moe Koffman (1928-2001). M. Thompson enseigne depuis longtemps au Humber College de Toronto. «Les mots me manquent... Le nom d’Oscar Peterson et mon nom sur le même trophée, je peux à peine y croire.»
Dave Brubeck avait ouvert ce marathon, hier après-midi, en acceptant des mains d’Alain Simard, président du FIJM et fan fini du pianiste, la statuette du prix spécial Miles-Davis qu’on lui remettait pour l’ensemble de sa carrière de six décennies. « Oh! it’s heavy» (c’est lourd) a lancé M. Brubeck, l’oeil vif, ajoutant dans le même souffle: «Miles aussi était heavy...»
Et la salle de se bidonner avec ce monsieur généreux et attachant. «J’ai entendu une de mes vieilles pièces en arrivant ici et je me suis dit: pourquoi je ne joue pas du piano comme ça?» Et Dave Brubeck a demandé qu’on fasse rejouer Mr. Broadway, pour montrer, en battant la mesure avec sa main frêle, que sa signature à lui, c’était les superpositions de rythmes.
Dave Brubeck aura 90 ans en décembre. «Ce soir, je devrai porter une attelle», dira-t-il enfin en montrant l’annulaire de sa main gauche gonflé par une quelconque excroissance. «L’attelle glisse, je ne peux jouer comme je veux.» La voix s’étrangle et le vieillard finit par lâcher les mots qui lui barrent la gorge: «Et ça me frustre...»
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8. Manulife shares given a downgrade
National Post (Bloomberg)
07/07/2010
Pg. FP4
CIBC World Markets downgraded shares of Manulife Financial yesterday and cut earnings estimates for Canada’s insurance sector, citing weaker equity markets and bond yields. The unit of Canada’s No. 5 lender, Canadian Imperial Bank of Commerce, cut its rating on Manulife to “sector performer” from “sector outperformer” and lowered its 12-month share price target on the company to $19 from $22. CIBC said that while economic growth does appear to be returning — which would be a boost for Manulife — the brokerage remains wary of what has been a volatile stock in what is still a “choppy environment.” Manulife’s shares are down 62% since the end of 2007, under-performing peers Sun Life Financial, Great-West Lifeco and Industrial Alliance. Canadian insurers posted generally strong profits during the first quarter, but CIBC expects gloomier results when second-quarter results are released later this month, as weaker equity markets hit the huge investments held by insurers. “We look for the significant declines in equity markets and interest rates to weigh on earnings for all four companies this quarter,” CIBC said, noting it has cut earnings estimates for all four.
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9. La Banque Nationale devra verser 6 millions à ses clients [National Bank will pay $6 million to its clients]
The Canadian Press
07/07/2010
LISE MILLETTE
Il en coûtera 6 millions de dollars à la Banque Nationale du Canada pour avoir imposé à ses clients des frais d’utilisation pour certaines marges de crédit personnelles, un règlement qui ouvre toute grande la voie à une série de recours contre plusieurs institutions financières.
Les procédures en recours collectif contre la Banque Nationale avaient été amorcées en 2003 par l’Union des consommateurs et une cliente de Montréal. Cette dame, Marie-Claude Bibaud, contestait l’imposition de frais de 5$ aux utilisateurs de marges de crédit.
La Banque Nationale ne fait pas cavalier seul au chapitre des frais d’utilisation, a indiqué l’avocat spécialisé en recours collectifs, Me François Lebeau. Cet avocat a oeuvré à cette cause depuis le début et il soutient qu’à la même période, plusieurs recours collectifs similaires ont été déposés.
À son avis, le dénouement du cas de Mme Bibaud laisse présager un sort semblable pour les autres dossiers qui portent sur la légalité des frais de crédit, par cartes ou marges, et sur des frais de conversion pour les achats à l’étranger.
Selon l’avocat, la question soulevée est l’application de la Loi sur la protection des consommateurs à des institutions financières qui relèvent des lois fédérales, notamment en matière de communications et de publicité, incluant la divulgation des frais imposés.
De l’avis de Me Lebeau, le tout se rendra en Cour suprême du Canada, qui devra trancher.
“Les lois fédérales ne couvrent pas tout et de leur côté, les lois provinciales prévoient plusieurs exigences. Le juge Gascon a conclu que la loi québécoise s’appliquait aussi aux banques, qui contestent”, a-t-il expliqué.
Des recours qui embrassent large, ce que reconnaît l’avocat spécialisé dans ce type de procédures.
"Ça touche à peu près tous les gens qui disposent d’une carte de crédit ou d’une marge (de crédit), donc une très grande majorité des Québécois”, a-t-il soutenu.
L’entente entérinée vendredi par le juge Clément Gascon, de la Cour supérieure prévoit le versement d’une somme de 99,15$ à quelque 48 000 clients québécois de la Banque Nationale qui, entre le 1er juillet 2003 et le 30 avril 2005, ont payé des frais de 5$ pour l’utilisation de leur marge de crédit “Marge Manoeuvre Protection”.
L’Union des consommateurs se dit très satisfaite de la décision du juge Gascon. Me Lebeau précise que la somme en litige dans le dossier est d’environ 7 millions, ce qui est très prêt du règlement conclu de 6 millions. La cible, presque atteinte, fait en sorte que les porteurs du recours considèrent que justice a été rendue.
Les consommateurs concernés, qui sont toujours clients de la Banque Nationale du Canada, recevront ce paiement directement, au cours du mois de septembre 2010, sans qu’ils aient à entreprendre quelque démarche que ce soit.
“Il ne pouvait y avoir une meilleure manière d’accéder à la justice”, a souligné Me Lebeau.
Ceux qui ne sont plus clients devront déposer une réclamation d’ici le 31 octobre 2010.
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10. Citi names new head in Canada
The Globe and Mail (Streetwise blog)
07/07/2010
BOYD ERMAN
It’s been a rough couple of years for Citigroup Inc. — and its Canadian operation has been no exception.
The company is selling its consumer-focused businesses such as credit cards and honing its focus on banking companies, but that too has been challenging in Canada.
On the investment banking side, Citi has fallen far, pullling back lending while focusing on fixing its global business.
Citi has all but dropped off the map as a merger adviser, going from a top-10 player in Canada before 2007 to not even in the top 20 so far this year. In equity raising and debt issuance, the bank has pulled off only a couple deals so far in 2010, according to ThomsonReuters, which tracks dealmaking.

The man charged with changing that is a 25-year veteran of the firm, John Hastings.
On Tuesday, Citi named Mr. Hastings as its chairman, chief executive and country head in Canada.
Mr. Hastings was most recently in charge of managing the bank’s relationships with institutional clients in the country, and has a background in commercial banking. Prior to that he was a managing director charged with drumming up finance deals across various industries.
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11. Giant new ‘niche’ player in Canada
National Post
07/07/2010
JOHN GREENWOOD
Pg. FP1
The head of the world’s biggest bank held a news conference in Toronto yesterday to announce the launch of a Canadian subsidiary and to advise Canada’s banks that Industrial and Commercial Bank of China is here merely to build a niche market and not to eat their lunch.
Canada is one of “the most important economies in the world,” said Jianqing Jiang, chairman of ICBC, which listed its shares in 2006 in the world’s largest initial public offering. As trade between China and Canada takes off, ICBC hopes to act as “a bridge” for Chinese companies looking to do business in this country and to do the same for Canadian companies, he said.
ICBC is not here “to become competitors” with the Canadian banks but is interested in co-operating with them to serve its customers better, Mr. Jiang said.
Mr. Jiang made the comments as he announced the launch of ICBC Canada, a network of six branches in Toronto and Vancouver acquired last year from Hong Kongbased Bank of East Asia.
The operation has about 10,000 retail and corporate customers but the bank says that business will grow as bilateral trade between the two countries expands, especially now that the world’s most populous country has become Canada’s second-biggest trading partner after the United States.
On the retail side, ICBC is betting it can tap into the 1.4 million ethnic Chinese living in Canada and 60,000 Chinese students attending Canadian high schools and universities.
Over the past few years the level of Chinese investment in Canada has taken off, especially in the resource sector, with Chinese companies and investment funds snapping up minority stakes in a range of companies, including a 17% stake in Teck Resources Ltd. of Vancouver for $1.74-billion and a 9.3% stake in oil-sands producer Syncrude Canada Ltd. for $4.65-billion.
In comments to media, Mr. Jiang referred to the growing relationship between the two countries and strengthening political ties.
ICBC is one of four major Chinese banks, all among the world’s top 10, which have been revamped to compete in the private sector.
Founded in 1984, ICBC went public in 2006 but remains under the control of the Chinese government.

It is the world’s largest bank by market value, with the lion’s share of its operations in China, where it claims more than 200 million retail clients and four million corporate customers.
But it is expanding internationally and now has 175 branches in 22 countries, including Canada.
In 2009, it picked up a 70% stake in the Canadian subsidiary of Bank of East Asia, which at the end of 2008 had total assets of $556-million.
ICBC plans to expand the branch network but it will also look to leverage its global Internet banking platform.
Like the Canadian banks, Chinese banks largely avoided the financial crisis and thus benefited as the major U.S. and European institutions that once dominated the sector retreated to their home markets to nurse wounds acquired during the turmoil.
Critics charge that because of their legacy of government control, companies such as ICBC are inefficient and often opaque in their disclosure.
According to Reuters, ICBC’s portfolio of loans grew by a staggering 25% in 2009 as the Chinese government encouraged lending as part of its economic stimulus strategy.
Profit grew by a respectable 16% last year but the concern is that some of those loans may come back to haunt the bank if the Chinese economy takes a dip.
The bank appears to be run by government edict and its top executives are paid like senior bureaucrats — unlike the richly compensated chiefs of legions of failed institutions on Wall Street and in London.
Mr. Jianqing took home only US$234,700 in 2008, according to Reuters.
That compares with US$19.9-million compensation handed to Jamie Dimon, chief executive of JPMorgan Chase & Co.
ICBC IN CHINA AND CANADA
Industrial and Commerical Bank’s market capitalization: $227.8B
Number of employees globally: 389,827
Number of branches in China: 16,000
Number of retail customers: 200M
Number of branches in Canada: 6
Number of retail and corporate clients in Canada: 10,000
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12. China’s AgBank sets richest IPO on record

The Globe and Mail
07/07/2010
GRANT ROBERTSON
Pg. B3
When the Chinese government decided to begin taking its state-owned banks public nearly a decade ago — a move that would establish a new hierarchy among the world’s largest banks — it held one of them back.
Agricultural Bank of China was a different breed of financial institution than its three siblings. Founded in 1951 by Mao Zedong, AgBank’s mandate was to cater to rural villages as well as the big cities. By ensuring farmers could get loans, it was intended to be a social tool as much as a bank, helping to manage the gap between rich and poor.
But the last major bank in China to go public has now become the basis for the richest initial public offering on record, a sign of the world’s voracious appetite to invest in the country’s rapid and seemingly unrelenting growth.
Despite concerns about a possible property slump in China, investors anxious to use the bank as a proxy for future growth in the Chinese economy helped push AgBank’s IPO on Tuesday to $22.1-billion (U.S.), when adding in over-allotment shares. The offering was hugely oversubscribed as eager investors rushed to get in.
Until now, Industrial Commercial Bank of China (ICBC) held the record for the largest IPO in history, after going public in 2006 for $21.97-billion. Next on the list, at $19.65-billion, is Visa Inc.’s 2008 IPO.
Expectations for the AgBank IPO have mirrored the debate playing out over China’s economy. Early proclamations figured the bank could fetch as much as $30-billion. But concerns about the impact of an overheated property market, particularly in China’s largest cities, dampened those hopes.
Still, demand from institutional investors rebounded enough to install AgBank as the new high-water mark for IPOs. Chinese banks now account for three of the world’s 10 biggest IPOs.
The chairman of ICBC, who was in Toronto on Tuesday to announce the Canadian expansion of the bank, said the country’s goliath banking IPOs have been fuelled by investors’ desire for ways to take part in China’s rapid growth.
“I think the world has their eyes on emerging markets, including China,” ICBC chairman Jainqing Jiang said in an interview. “Whether it is correct to have a proxy for the Chinese growth rate by investing in Chinese financial institutions, I think different people hold different views. ... I think making China-related investments, or investing in China so as to see the benefits of the high growth rate in China and other emerging markets, is a very right comment.”
The offering values AgBank at about $150-billion, putting it fourth on the list of the world’s largest banks by market capitalization. ICBC heads up that list at $209-billion, followed by China Construction Bank and HSBC.
Despite efforts by the Chinese government to cool the overheated property market, the sector may be on the verge of tumbling, which would send shudders through the country’s banks, according to Kenneth Rogoff, a professor of economics at Harvard University,
“You’re starting to see that collapse in property and it’s going to hit the banking system,” Mr. Rogoff, a former chief economist with the International Monetary Fund, said during an interview with Bloomberg Television in Hong Kong. “At the speed [China’s economy] is growing, it’s going to have bumps.”
In Toronto, Mr. Jiang said he didn’t put much stock in such dire predictions about China.

“If we look back into the history, probably 15 to 20 years back, you will find that there were so many people that were trying to make predictions about China. However, later developments turned out to prove they have been making wrong predictions,” he said.
“So our response to the predictions is we don’t spend a lot of words. We wait for a few years and compare the fact to the predictions.”
******
ICBC’S FOOTHOLD
Industrial Commercial Bank of China chairman Jianqing Jiang was in Toronto on Tuesday to discuss his bank’s expansion plans for Canada and met with The Globe and Mail to discuss his views on the global banking sector.
ICBC, the world’s largest bank by market value, is establishing a foothold in Canada through its purchase of six branches owned by the Bank of East Asia. It wants to court the growing number of Chinese citizens and companies doing business outside China.
On China’s yuan:
“Recently China announced its policy change from pegging only to the U.S. dollar to pegging to a basket of currencies. Countries around the world are very supportive of China changing its currency policy. I think the currency reform in China is still going on. ... This will be a controlled process and it will be gradual, instead of happening overnight.”
On global bank regulatory
reforms
“A very important aspect of this reform is capital requirements. Reform around capital requirements involves two aspects: one is to raise the amount of capital, the other is to enhance the quality. Both are very important for financial institutions. Tier-one, equity-based capital shall be the highest priority.”
On expansion of ICBC’s branches in Canada :
“We are still studying all the possibilities in the local market. So far we don’t have a very specific plan to grow our network significantly over the next couple of years.”
Grant Robertson
******
Ranking the banks
Largest banks by assets
1. BNP Paribas$2.95-trillion
2. Royal Bank of Scotland
$2.68-trillion3. HSBC Holdings $2.36-trillion

4. Bank of America $2.34-trillion
5. Deutsche Bank $2.26-trillion
18. AgBank $1.3-trillion
29. RBC $644-billion
Source: Bloomberg
******
The biggest IPOs
Agricultural Bank of China, the country’s No. 3 bank by assets, priced shares in its dual Hong Kong and Shanghai listing in an offering that will raise more than $22-billion according to preliminary data, making it the biggest IPO in history.
TOP FIVE, GLOBALLY
1. Agricultural Bank of China* July 6, 2010 China $22-billion
2. ICBC Oct. 20, 2006 $21.97 China $21.97-billion
3. Visa Inc. March 18, 2008 U.S. $19.65-billion
4. NTT Mobile Communications Network Inc** Oct. 12, 1998, Japan $18.05-billion
5. Enel SpA Nov. 2, 1999, Italy $16.69-billion

*	Preliminary data

**	Now known as NTT DoCoMo Inc.
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13. Le Québec et l’Alberta ouvrent leur jeu [Quebec and Alberta being their game]
Le Devoir
07/07/2010
FRANÇOIS DESJARDINS
Pg. B1
Discrètement, le gouvernement du Québec et celui de l’Alberta ont transmis les premiers morceaux de leur argumentaire à la Cour d’appel du Québec, à qui ils demandent de se prononcer sur la constitutionnalité du projet fédéral visant à créer une commission pancanadienne de valeurs mobilières.
Les deux provinces, qui s’opposent au projet de loi présenté ce printemps par le ministre fédéral Jim Flaherty, ont fait produire plusieurs rapports d’expertise pour étayer leur thèse selon laquelle l’actuel régime de réglementation fonctionne bien et qu’il serait inutile pour Ottawa de le centraliser.

La preuve déposée par le procureur général du Québec est si longue _ cinq rapports, des affidavits, des études, etc. _ qu’elle fait 2253 pages en huit volumes dont l’épaisseur totale est d’environ un pied.
Le régime canadien est constitué de 13 agences provinciales et territoriales, qui coordonnent leurs actions par l’entremise des Autorités canadiennes de valeurs mobilières. Ses défenseurs affirment notamment que la Banque mondiale, pour ne nommer que celle-là, a déjà classé le régime canadien _ le seul des pays avancés à ne pas être centralisé _ parmi les meilleurs du monde.
Même si la Constitution énonce que les valeurs mobilières sont de compétence provinciale, nombreux sont ceux qui veulent la création d’une agence centrale sous prétexte que les marchés fonctionneraient mieux et que l’investisseur serait mieux protégé.
Ottawa a dévoilé son projet de loi à la fin du mois de mai, le soumettant immédiatement à la Cour suprême pour un avis constitutionnel. L’audition aura lieu en avril 2011.
L’audition en Cour d’appel aura lieu en janvier. Le gouvernement fédéral et l’Association des banquiers canadiens ont jusqu’au 31 août pour déposer leurs documents et affidavits. Le dépôt des mémoires, pour toutes les parties, surviendra à l’automne.
Professeurs québécois et américains
Parmi les rapports d’expertise déposés par Québec et Edmonton figurent des avis de professeurs universitaires tant du Québec que des États-Unis. Par exemple, le procureur général du Québec a demandé une expertise à Stéphane Rousseau, professeur de droit à l’Université de Montréal, et au professeur Jean-Marc Suret, de l’Université de Montréal, qui a déjà longuement réfléchi à la question.
Québec a aussi commandé des rapports à Stephen Choi, de l’école de droit de New York University, à Jonathan Macey, de Yale, et à Andrea Corcoran, une consultante américaine en matière de réglementation.
De son côté, le gouvernement albertain est allé chercher Thomas Courchene, dont les écrits passés comportent une analyse en profondeur qui remonte à 1986, à l’époque de la commission MacDonald sur «l’union économique et les perspectives de développement du Canada».
À l’époque, M. Courchene concluait qu’il était «peu nécessaire de créer un organisme national chargé de la réglementation ». Non seulement il n’a pas changé d’idée, mais il signale dans son rapport d’expertise produit pour le gouvernement albertain que le basculement de ce champ de compétence entre les mains du fédéral serait néfaste au modèle québécois.
Le Barreau du Québec, qui appuie le gouvernement Charest dans sa démarche, a lui aussi déposé sa preuve. Elle est essentiellement constituée, pour l’instant, d’une analyse de la situation canadienne par le Fonds monétaire international, des grands principes de l’Organisation internationale des commissions de valeurs et d’un classement de la Banque mondiale.
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14. Consumers will spend despite HST: Report
Toronto Sun
07/07/2010
Consumers stung by the HST may not be in the mood for much shopping right now but any negative long-term impact on their spending is likely to be quite moderate, a new TD Economics report says.
“Immediately following the implementation of harmonization, overall consumer prices in Ontario and BC are expected to rise by 1.5 percentage points,” the report says.
Although prices will fall over the next three years, they’re expected to permanently stay 0.9% higher in Ontario and B.C., due to the HST.
The report projects that consumers, having purchased what they could prior to July 1 to avoid the HST, will hold back some of their spending for a while but will likely start opening their wallets again by year’s end.
Those who beat the tax on major purchases such as new homes contributed to strong spending numbers in the early part of the year.
As much as 10% of housing starts over the last year may have been individuals and companies trying to beat the tax, the report says.
“We’re likely to see a payback in residential investment post HST and part of that is that given the lead times that were given by the Ontario and BC governments, households and builders had an opportunity to move ahead of the tax reforms,” TD Deputy Chief Economist Derek Burleton said.
It’s expected that the negative fallout from the HST will be strongest on the housing sector where new homes over $400,000 are subject to a portion or the full tax, and where the cost of home renovations, legal and real estate fees, and maintenance such as lawn care and snow removal are all rising by 8%.
The TD report estimates that the HST will add $4,500 directly to the cost of a $650,000 new home.
The services related to buying a $400,000 home now comes with an additional $3,000 in tax.
“Outside of the near-term payback in activity, we do expect a negative longer-term impact on new home construction,” the report says. “But the impact will likely be minor as the majority of new homes in Ontario are currently priced under $400,000.”
While consumer prices in Ontario will see a permanent modest increase due to the HST, the average household will experience only a “slight” increase in the cost of living of $75 per year, it says.
“As the temporary (HST rebate) expires, the economic benefits of the HST, which include stronger employment and income gains, are expected to help offset the rise in these extra costs,” the report concludes.
Both Ontario and BC harmonized their sales tax on July 1, and since the two provinces make up 50% of overall Canadian economic activity, TD economists say the impact will ripple through the whole economy.
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15. Canada’s gravity-defying jobs spurt likely coming back to earth, say economists
The Canadian Press
07/07/2010
JULIAN BELTRAME
The key pillar of Canada’s recovery — the spectacular year-long jobs growth that had sustained the consumer economy — may finally be starting to crumble, analysts say.
With almost all economic indicators trending downwards in recent months, the last domino to fall may be employment, ending a run of solid job creation that began last July.
Since that month, the Canadian economy created 310,000 jobs, recouping three quarters of the jobs lost during the painful 2008-2009 recession.
Growth came mainly from housing and construction, the public sector and a recovery in manufacturing, but the jobless rate remains stubbornly high at 8.1 per cent and shows little sign of improvement.
The first signs of a slowdown actually came in May, but at a 25,000 pick-up that was only disappointing when compared to the whopping 109,000 gain of April.
But now economists surveyed expect even Canada’s labour market will take a breather when Statistics Canada announces its jobs report for June on Friday. And if not this month, then next.
The consensus is for a 15,000 growth in the number of jobs added to the economy, which would be the lowest since December. Some economists wouldn’t be surprised if the economy actually sheds jobs in June.
“Very few economists are sticking their necks out on this one,” said Derek Holt, vice-president of economics with Scotia Capital.
“My gut is we’ll see the pace of job creation in the second half this year slow. We had that very short-lived V-phase (recovery) in the U.S. and Canada and that was driven by a bunch of one-off factors and is simply not sustainable.”
Traditionally seen as a lagging indicator, Canada’s employment record has surprised with not only the strength of the rebound from recession, but also by how quickly. Employment gains began not after output improved, but coincidentally.
The Canadian jobs growth since last July of 310,000 jobs is the equivalent of about 3.5 million jobs if they occurred in the U.S., where the employment market remains stalled and the jobless rate approaches 10 per cent.
The Canadian employment growth has coincided with the economy expanding by 4.9 per cent in the last three months of 2009, and by a decade-best 6.1 per cent in the first quarter of 2010.
Since then, however, economic indicators have returned to earth. Consumer spending, housing, auto purchases and exporters have all come in lower than expected.
Economic output began the second quarter with a surprisingly flat April reading, following strong gains of 0.6 per cent in March and 0.5 per cent in February.
Tuesday brought fresh evidence that the soaring economic growth of the latter part of a 2009 and early 2010 is indeed returning to earth, with a report showing the value of building permits fell 10.8 per cent in May.
In big Canadian cities like Vancouver and Toronto, the resale housing market has also been squeezed by rising mortgage rates, sluggish consumer sentiment and relatively flat income growth.
Analysts say it is unlikely employment can buck the trend for long, especially with global growth also moderating and concerns of further softening once governments move from spending to restraint.

“I do think the risks are tilted to the downside with this month’s report,” said TD Bank economist Derek Burleton. “Given the run we’ve had we could see a payback, and we are seeing economic growth moderate.”
Although economists wouldn’t be surprised if Statistics Canada finds jobs were lost last month, it would still cause somewhat of a shock to markets, especially since Canada has been one of the strongest performers among advanced economies.
“This would add to the growing list of indicators suggesting growth is slowing significantly, and add to the talk of a double-dip recession,” he said.
It would also give Bank of Canada governor Mark Carney another reason to pause later this month after breaking ranks with other G7 countries last month by raising interest rates one-quarter point.
Analysts had expected Carney to follow up June’s hike with a similar increase on July 20, but given the uncertainty in Europe, gathering clouds over the global economy and Canada’s own economic slowdown, that sure bet has turned into a coin flip.
Bank of Montreal economist Michael Gregory says the consensus remains that Carney will take the policy rate to a still low 0.75 per cent, then pause throughout the fall.
If he does, it will have virtually no impact on the economy or real-world interest rates, said Holt. He notes that even as the Bank of Canada is in a tightening mode — likely to raise borrowing costs further — longer-term interest rates are actually declining as the market makes its own assumptions about the economy.
In the past few days, several banks lowered some of their mortgage rates by a tenth of a percentage point.
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16. FINDING A BETTER WAY TO GET THINGS DONE
The Globe and Mail
07/07/2010
JEREMY TOROBIN
Pg. B1
For the 2,800 technicians and engineers at IBM’s sprawling plant in the idyllic Eastern Townships, finding new and better ways to operate isn’t a luxury. It’s a necessity.
Every product the Bromont, Que., factory makes quickly becomes obsolescent — which means the plant must constantly adapt to new technologies and apply new skills if it is to survive.
The factory, 75 kilometres east of Montreal, started out in 1972 making Selectric typewriters.
It has worked its way up to become IBM’s biggest facility for testing and assembling advanced microchips. Its products go into the planet’s most popular video-game consoles and fastest supercomputers.
Arch-rivals Sony, Microsoft and Nintendo entrust the Bromont plant with testing and assembling the ultra-powerful microchips that go into the PlayStation 3, Xbox 360 and Wii.
That’s like Coke and Pepsi using the same lab to test their formulas.
IBM has provided a solid foundation for the factory’s success, having invested nearly $1.3-billion in the Bromont plant since its founding. Still, manufacturing director Ray Leduc argues that it’s a combination of relentless training and an egalitarian philosophy that has allowed the Bromont plant to boost its productivity while cutting costs and keeping its head count stable through the recession.
“We don’t compete on labour rates, we compete on skill, on innovation, on time to market,” said Mr. Leduc, a veteran from the typewriter days, who was appointed last year to be a part-time adviser to Canada’s National Research Council.
“A Formula 1 driver is also a machine operator. That’s the model we use: We take a very sophisticated piece of equipment that costs a lot of capital, and we give it to a very highly skilled person in whom we’ve invested a tremendous amount of development, and have them run it better than anybody in the world.”
Bromont’s high-performance model could provide clues into how to increase labour productivity in other parts of Canadian industry. Bank of Canada Governor Mark Carney has repeatedly warned that Canada must boost its output if we are to maintain our standard of living in the face of foreign competition and an aging population.
Mr. Carney notes that productivity growth declined during the recent recession, the first time that has happened in three decades. Productivity usually grows during slowdowns because companies are forced to do more with less.
“Canadians don’t understand how productivity relates to them, and as a result it has a bad connotation,” said Craig Alexander, chief economist at Toronto-Dominion Bank. “But productivity ultimately means Canadians being able to have a better standard of living ... It’s the most fundamental thing in terms of the economy, and the really discouraging thing is Canada’s performance over the last decade-and-a-half has been absolutely atrocious.
While Canada’s productivity has crept ahead by only about 0.7 per cent a year during the past decade, managers at Bromont say their ability to harness the creativity of their work force has allowed some units to boost productivity by an impressive 10 per cent or more a year.
An important part of the plant’s productivity recipe is a constant emphasis on looking for new and better ways to do things. In an average year, the plant’s innovative practices result in 12 patents, usually in advanced areas of microtechnology.
Another element of the Bromont formula is maintaining a stable, happy work force. The plant has gone through constant, sometimes radical transformations with many of the same people. Turnover is a mere 1 to 2 per cent a year, compared with rates closer to 20 per cent at Asian manufacturers.
“In a lot of places in southeast Asia there’s the operators, there’s the engineers, there’s the management, and it’s very hierarchical,” Dave Danovitch, the plant’s chief engineer, said. “Here, we try to eliminate the hierarchy and get these people together to listen to what they’re saying and respect each other’s ideas.”
Regular meetings infuse staff with Japanese ideas such as kaizen, which emphasize brainstorming and continuous small improvements. Employees are encouraged to bring their ideas to management.
For instance, one of Bromont’s many patents came after three employees huddled together to solve a problem they ran into when they were testing thumbnail-sized chips. The traditional pieces used to hold the modules in the test bed couldn’t adjust for slight differences in size from part to part, which resulted in the tester rejecting potentially good parts.
The team came up with a self-centring, spring-loaded concept, which, after several trials and designs, was able to solve the problem using such a novel approach that IBM decided to seek patent protection.
“It really is from the employee base up,” said Maureen Jodoin, Bromont’s controller. “Everyone on that floor is a problem-solver.”
People in the plant receive an average of five days a year of formal training in skills development, but that figure doesn’t include on-the-job training. IBM encourages staff to take on new roles and responsibilities.
A program dubbed “three by 10” aims to have employees’ responsibilities change three times every 10 years. “You get more efficient problem-solving, and more efficient team-working, because you know the impact an idea of yours might have on another group,” said Claire Langan, manager of innovation, who is an embodiment of the program, having held 10 different jobs in her 28 years at the plant.
Andrew Reid, founder of Toronto-based corporate training firm Big Fish Interactive, says companies of all sizes stand to benefit from fully engaging their employees.
“One of the greatest competitive edges a company can give themselves, especially these days, is getting each staff member to see their role in contributing to positive change,” Mr. Reid said. “There’s a massive difference between just doing the job and being a high-performance culture.”
****
HARNESSING BRAINPOWER
IBM is teaming with Dalsa Semiconductors Ltd., Sherbrooke University and the federal and provincial governments to build a centre that will focus on a new generation of microtechnology.
The centre, to open next year in Bromont, will harness university brainpower, says Normand Bourbonnais, Bromont’s technology development director. It will aim to speed up development of applications such as 3-D technology that could be used to help find and treat cancers and other diseases, he said.
“There’s unbelievable knowledge in the universities and the network of research associations that we have in Canada, but these guys don’t know what are the real problems that we’re facing because we don’t work with them,” he said. “So they work on stuff that they believe is important, and it is - it may become a product in 10 years or 15 years from now. With this centre, what we want to do is bring researchers right with us so they start working on projects that we need in five years.”
About 250 people will work at the centre, including 200 postgrad students who will rotate through over five years.
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17. Cup success could give German economy a boost
The Globe and Mail
07/07/2010
RICHARD BLACKWELL
Pg. A12
When Germany takes to the field today in its World Cup semi-final game against Spain, most activity in the European economic powerhouse will shudder to a stop. Stores will be empty and some factories with evening shifts will change hours to accommodate workers watching the game.
In the short run, Germany’s productivity could take a hit. But if the team does well and makes it to the final, the euphoria that will sweep the nation could actually give its moribund economy a shot in the arm.

“With [economic spending], a big part is psychology,” said Rolf Bürkl, an economist with German-based market research firm GfK Group. “Consumption starts in the mind. If [Germany] wins the Cup, it will boost good feelings and this may help [increase] private consumption.”
Since Germany is the largest economy in Europe, World Cup-induced growth could have spinoff effects on the whole continent, Mr. Bürkl said from his office in Nurnberg.
Some of the economic benefits from the World Cup excitement are predictable and concrete, such as a jump in sales of flat-screen televisions. It’s also no surprise that business in bars and restaurants in Germany takes a jump, “because everybody goes out,” said Tuuli McCully, a senior economist in the international research group at Scotia Capital in Toronto. But there are intangible benefits too, she said, if the team wins. “It’s such a big thing, especially for the Germans. ... It improves the mood and excitement, which will be reflected in sales.”
A University of Bonn study conducted during the 2006 World Cup showed that Germany’s strong performance in that year’s tournament — it finished third — ratcheted up the public’s perceptions of the strength of the economy substantially.
This year’s strong showing could also help light a fire under the German economy, said Thomas Dohmen, one of report’s authors.
Not everyone, however, is convinced a strong World Cup performance is enough to jolt Germany’s economy back to life.
There may be some slight improvement in consumer confidence, but “in terms of a tangible impact you’re going to see in GDP, there’s nothing that’s going to pour in there,” said Richard Kelly, senior global strategist at Toronto-Dominion Bank’s office in London, England. “It’s a minor issue from the grand perspective of the economy.”
What really drives consumer spending is disposable income, Mr. Kelly said. While World Cup euphoria may make people feel good, there won’t be a big economic impact if people haven’t got any more money to spend, he said.
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